Exhibit 99.1

2018 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2018 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:
Wednesday, May 9, 2018	Malaspina Room at the Fairmont Waterfront Hotel
3:00 p.m. (Vancouver time)	900 Canada Place Way, Vancouver, British Columbia

We will cover the following items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2017 and the auditor’s report thereon.

2.	Elect seven directors to hold office until our 2019 annual general and special meeting of shareholders.

3.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2019 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.

4.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.

5.	Transact any other business that may properly come before the meeting.

Your Vote is Important.

You are entitled to receive this notice and vote at our 2018 annual general and special meeting of shareholders (the Meeting) if you owned common shares of Pan American Silver Corp. as of the close of business on March 26, 2018 (the Record Date for the Meeting).

The accompanying Circular is expected to be mailed to our shareholders on or about April 11, 2018 with a proxy or voting instruction form in accordance with applicable laws.

The accompanying Circular and other materials are being sent to both registered and non-registered shareholders.

If you are a registered shareholder, send your completed proxy by fax or mail, to our transfer agent, Computershare Investor Services Inc. (Computershare), or complete your proxy on the internet in accordance with the instructions provided on the form of proxy. Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on Monday, May 7, 2018, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

If you are a non-registered shareholder and you have received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary, or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions. Please return your voting instructions as specified in the enclosed voting information form.

If you are a non-registered shareholder and object to us receiving access to your personal name and address, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

NOTICE OF MEETING	| Page i

2018 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The accompanying management information circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Michael Steinmann

Michael Steinmann,

President, CEO and Director

Vancouver, British Columbia

April 4, 2018

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